Mail Stop 4-7

      January 27, 2005


N.W. Jasper, Jr.
President and Chief Executive Officer
Dolby Laboratories, Inc.
100 Potrero Avenue
San Francisco, California 94103-4813

	RE:	Dolby Laboratories, Inc.
		Amendment No. 2 to Registration Statement on Form S-1
		Filed January 19, 2005
		File No. 333-120614

Dear Mr. Jasper:

	We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form S-1

Risk Factors, page 7

      We will incur increased costs and demands upon management..., page 24

1. We note your revisions in response to prior comment 3 that you intend to fund the costs of operating as a public company from working capital. Given the disclosure in your Use of Proceeds section that you will apply the proceeds of the offering for "general corporate purposes, including working capital," is it your intention to use the offering proceeds to fund the anticipated increase in legal and compliance costs? If so, please revise the Use of Proceeds section accordingly.

Employee Benefits Plan, page 100

2. Please advise us of the specific exemption(s) that you relied upon for all the issuances of stock options. In addition, tell us how you complied with the requirements of the exemption(s).

Financial Statements

Stock-based Compensation, page F-12

3. We note your responses to prior comments 11-18. As discussed in our conference call on January 26, 2005, we will defer our evaluation of these responses until you provide further evidence in support of your stock-based compensation.

4. We note your response to prior comment 20. Please revise to disclose the intrinsic value of the options for each grant date, if any.

5. Tell us, and disclose in your MD&A, how you will account for the timing differences of stock-based compensation expense for tax and book purposes and its impact on your effective tax rate. Refer to paragraphs 16 and 17 of APB 25.

5. Stockholders` Equity, page F-22

	2000 Stock Incentive Plan, page F-22

6. We note your statement that under the terms of the subject plan, options are generally granted at not less than fair market value at the date of grant. We further note your disclosure on page F-28 that in the first quarter of 2005, additioinal stock options were granted below the reassessed fair value at the date of grant. Please revise to state, if true, that the Incentive Stock Option Plan also allows the issuance of stock options below fair value.

Exhibit 5.1, Legality Opinion

7. We note your reference to "Delaware General Corporation Law." Confirm to us in writing that it concurs with our understanding that the reference and limitation to "Delaware General Corporation Law" includes the statutory provisions as well as all applicable provisions of the Delaware Constitution and reported judicial decisions interpreting these laws.

8. In addition, we note that your opinion is given without reference to Delaware`s conflict of law rules. Supplementally explain to us why this does not inappropriately limit the scope of the opinion.

*  *  *  *

      Please amend your Form S-1 in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      You may contact Kathryn Jacobson, Staff Accountant, at (202) 824-5332 or Kyle Moffatt, Accountant Branch Chief, at (202) 942-
1990
if you have questions regarding comments on the financial statements and related matters. Please contact Joshua Englard, Staff
Attorney,
at (202) 942-2832 or me at (202) 942-1990 with any other
questions.


							Sincerely,


							Michele M. Anderson
							Legal Branch Chief

cc:	Mark B. Baudler, Esq.
	Fax:  650-493-6811
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N.W. Jasper, Jr.
Dolby Laboratories, Inc.
January 27, 2005
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